

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Via Facsimile
Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

> **Re:** **Alanco Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 8, 2011**
> **File No. 000-09347**

Dear Mr. Kauffman:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal No. 3: Approval of the Alanco 2011 Stock Incentive Plan, page 15

1.   You state that a new plan benefits table is not provided because all awards made under the 2011 plan are discretionary. Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time. If you do have the present intention to make any specific awards, revise your disclosure to provide the information required by Item 10(a)(2) and 10(b)(2) of Schedule 14A.

Proposal No. 4: Approval to Sell Substantially All of the Assets, page 21

General

2.   We note that a Schedule 13E-3 has not been filed in connection with the proposed sale of substantially all of your assets to ORBCOMM. We also note that ORBCOMM owns approximately 11.6% of your common stock. Please provide us with your analysis as to why the proposed asset sale does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e-3(a)(3).

3.   Please revise your proxy statement to provide financial statements of the business being sold, StarTrak Systems, LLC, which may be unaudited. For additional guidance, please see Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001.

Summary of Terms of Proposal No. 4, page 3

4.   Please revise your proxy statement to provide all the information required by Item 14(b)(1) of Schedule 14A. In this regard, you appear to have omitted under each bullet point a cross-referece to more detailed discussion contained in the proxy statement. Further, your summary term sheet should discuss what, if anything, shareholders will receive in the transaction. If shareholders will not receive anything, this should be disclosed. Finally, please discuss Alanco's immediate plans following the asset sale, including any alternatives Alanco is considering, and when it will make a determination as to its plans.

5.   Please expand your discussion in the summary term sheet to provide a better overview of the material terms of the consideration to be received by Alanco in the asset sale. For example, you state that the consideration consists of $18.2 million composed of cash, stock of ORBCOMM, stock of Alanco and discharge of certain debt of Alanco. You should expand this section to disclose that the amount of cash to be received, the type of stock to be exchanged and the amount of debt to be discharged.

Information Incorporated by Reference, page 34

6.   Please tell us how you determined you are eligible to incorporate by reference into your proxy statement the reports filed by you and ORBCOMM.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (480) 607-1515
        Robert R. Kauffman